

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2014

<u>Via E-mail</u>

Richard M. Brand, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

>   **Re: Ashford Hospitality Trust Inc.**
>   **Revised Preliminary Proxy Statement**
>   **Filed October 31, 2014**
>   **File No. 001-31775**
>
>   **Soliciting Materials filed pursuant to Rule 14a-12**
>   **Filed November 3, 2014**
>   **File No. 001-31775**

Dear Mr. Brand:

We have reviewed your filing and have the following comments.

<u>Revised Preliminary Proxy Statement</u>

<u>Cover page</u>

1.   We note your response to prior comment 1. Please provide us or disclose support with respect to the new disclosure stating your belief that "Ashford Inc. is well positioned for growth based on the anticipated revenue stream from the advisory agreements with two publicly traded REITs and the Company's previously announced intention to launch a private investment fund platform for which Ashford Investment Management LLC, an indirect subsidiary of the Company, will serve as the investment advisor, and its affiliate will serve as the general partner."

2.   It appears that in response to the third bullet point in our prior comment 1 you have included a cross-reference in the cover page and elsewhere to disclosure under the heading "Background of the Unite Here Solicitation" as support for your disclosure that Unite Here is asserting its influence on labor matters by means of its current solicitation. We note, however, that the section describes events relating to labor matters through February 2012. Thus, we reissue our prior comment.

The Special Meeting Request Procedure, page 13

3.   We reissue prior comment 9.

Soliciting Materials filed pursuant to Rule 14a-12

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

- your belief that Unite Here's "real interest is to assert its influence into a labor dispute at one of [your] hotels in Alaska by threatening to disrupt the value creating separation of Ashford Inc." In addition to providing us support, revise your disclosure to explain how Unite Here's solicitation affects your spin-off specifically.
- your disclosure that "any delay in the timing of the spin-off will impact [your] ability to capitalize on current opportunities, which could result in the loss of enhanced value creating opportunities. [You] urge all Ashford Trust shareholders not to be misled by the hotel union's campaign."

5.   You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that Unite Here has "misled" your security holders with its proxy solicitation.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions